EXHIBIT 99.1

Mogo Reports Continued Platform Growth and Record Assets Under Management in Q3 2025

Assets Under Management Reach Record $498 Million; Bitcoin Holdings Increase Over 300% Quarter-over-Quarter

Wealth Revenue Up 27% Year-over-Year; Payments Revenue1 Up 11% Year-over-Year

Adjusted EBITDA Margin2 of 11.6%

Mogo Raises 2025 EBITDA Guidance on Strong Platform Performance

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, November 7, 2025 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital wealth and payments business, today announced its financial and operational results for the third quarter ended September 30, 2025.

“Q3 was another quarter of disciplined execution,” said David Feller, Founder & CEO. “Our biggest focus was advancing Intelligent Investing, a reimagined wealth platform that unifies MogoTrade and Moka into a single brand and experience, combining managed and self-directed investing under one behavioral operating system for building wealth. The problem we’re solving is simple but profound: most investing platforms are designed around engagement and firm profits, not investor outcomes.”

Feller continued: “After studying years of real trading data across our platforms, we confirmed that most investors don’t underperform because of fees, they underperform because of behavior. Intelligent Investing is built to fix that, centering on the principle of temperament over activity. Beginning this quarter and continuing into Q1, we’ll roll out this unified, behaviorally aligned system to help more Canadians not just invest better, but become better investors - one of the largest untapped opportunities in wealth creation.”

“Our Q3 results reflect sustained momentum across our two core growth pillars, wealth and payments, which continue to scale organically and are well-positioned for profitable expansion into 2026,” said Greg Feller, President & CFO. “We continue to generate positive EBITDA and consistent top-line growth across both areas while taking important steps to strengthen our balance sheet through strategic monetizations, including the successful sale of a portion of our WonderFi holdings last quarter. As we prepare for the launch of our next-generation wealth platform, this will be a key growth focus for 2026 and beyond. With the wind-down of our legacy trading business now behind us and continued execution of our Bitcoin treasury strategy, we’re entering 2026 with a stronger foundation and multiple tailwinds supporting our momentum.”

Key Financial Highlights for Q3 2025

Platform Scale & Transaction Growth

•	Total Members: 2.29 million, up 6% year-over-year.
•	Assets Under Management (AUM): Record $498 million, up 22% year-over-year.
•	Payments Volume (excluding Canada): $2.8 billion, up 12% year-over-year, reflecting strong international growth.

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Revenue & Growth Trends

•	Adjusted Total Revenue[3]: Up 2% year-over-year to $17.0 million
•	Adjusted Subscription & Services Revenue[5]: Up 7% year-over-year to $10.3 million.
•	Wealth Revenue: Up 27% year-over-year to $3.7 million, driven by continued momentum in managed portfolios and member adoption.
•	Payments Revenue[1]: Up 11% year-over-year to $2.4 million, driven by stable, recurring transaction volume.
•	Rule of 40 (Subscription & Services)[6]: 18.2% (6.6% growth + 11.6% margin).

Profitability and Cash Flow

•	Adjusted EBITDA[3]: $2.0 million (11.6% margin), up from $1.9 million in Q2 2025 and compared with $2.1 million in Q3 2024.
•	Adjusted Net Loss[3]: $3.4 million, primarily due to a $3.0 million revaluation loss on marketable securities and private investments.
•	Operating Cash Flow: ($3.0) million, or $3.6 million before investment in loan receivables[3].

Balance Sheet and Capital Position

•	Total Cash and Investments: $46.1 million, including:

○	$18.1 million in cash and restricted cash
○	$20.8 million in marketable securities
○	$7.1 million in private investments

•	Book Value of approximately $77.5 million ($3.24 per share)

Strategic & Operational Highlights for Q3 2025

Bitcoin Treasury Strategy

In July 2025, Mogo’s board approved a strategic initiative authorizing up to $50 million in Bitcoin allocations as a long-term reserve asset and capital benchmark. In Q3 2025, Mogo increased its Bitcoin holdings by over 300% from Q2, reaching $4.7 million, funded through excess cash and the monetization of investments while maintaining operational liquidity.

Platform and Product Innovation

Mogo continued to invest in its Intelligent Investing platform, integrating self-directed and managed investing under one modern interface. The new app, rolling out this quarter and continuing into Q1, represents a key milestone in Mogo’s evolution toward helping Canadians invest smarter and more consistently through behavioral discipline and data-driven design.

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Financial Outlook

The outlook that follows made by Mogo, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Mogo’s control. Please see "Forward-looking Statements" below for more information.

Mogo reiterated its revenue guidance for fiscal 2025 (as outlined with its year-end financial results on March 20, 2025), while increasing its full-year 2025 Adjusted EBITDA4 guidance from $5–6 million to $6–7 million.

1Effective at the end of Q1 2025, Mogo ceased payments operations in Canada to focus primarily on Europe. Excluding Canada, Carta's payments revenue from European transactions increased by 11% to $2.4 million compared to $2.2 million in Q3 2024.

2Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Total Revenue

3Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended September 30, 2025.

4Adjusted EBITDA is a non-IFRS measure. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

5Adjusted subscription and services revenue is calculated by taking subscription and services revenue less legacy institutional brokerage business revenue

6Rule of 40 score is calculated by adding adjusted subscription and services revenue growth and adjusted EBITDA margin.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2025 financial results at 11:00 a.m. ET on November 7, 2025. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 86409. The webcast can be accessed at http://mogo.ai/investor-relations. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including Adjusted EBITDA, Adjusted net loss and Cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended September 30, 2025, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted Total Revenue

($000s)
	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Total revenue	$16,963	$17,685	$51,226	$53,163
Less: legacy institutional brokerage business revenue	—	(995)	(593)	(3,715)
Adjusted revenue	16,963	16,690	50,633	49,448

Adjusted Subscription and Services Revenue

($000s)
	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Total subscription and services revenue	$10,328	$10,689	$31,456	$31,816
Less: legacy institutional brokerage business revenue	—	(995)	(593)	(3,715)
Adjusted subscription and services revenue	10,328	9,694	30,863	28,101

Adjusted EBITDA

($000s)
	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net loss before tax	$(4,608)	$(8,192)	$(3,111)	$(24,330)
Credit facility interest expense	1,450	1,726	4,286	5,114
Debenture and other financing expense	717	791	2,444	2,550
Accretion related to debentures	133	170	421	517
Stock-based compensation	577	579	1,559	1,724
Depreciation and amortization	1,969	1,966	5,952	6,426
Revaluation loss (gain)	2,748	5,284	(3,459)	12,497
Other non-operating (income) expense	(1,018)	(177)	(3,142)	68
Adjusted EBITDA	1,968	2,147	4,950	4,566

Cash Provided by (used in) Operations before Investment in Gross Loans Receivable

($000s)
	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net cash (used in) provided by operating activities	$(3,037)	$1,530	$(1,544)	$(1,809)
Net issuance of loans receivable	(6,668)	(3,300)	(15,119)	(12,230)
Cash provided by operations before investment in gross loans receivable	3,631	4,830	13,575	10,421

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Adjusted net loss

($000s)
	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net loss before tax	$(4,608)	$(8,192)	$(3,111)	$(24,330)
Add back:
Stock-based compensation	577	579	1,559	1,724
Depreciation and amortization	1,969	1,966	5,952	6,426
Revaluation loss (gain)	2,748	5,284	(3,459)	12,497
Other non-operating (income) expense	(1,018)	(177)	(3,142)	68
Less: Revaluation loss (gain) related to marketable securities and investments	3,049	5,757	(477)	13,586
Adjusted net loss	(3,381)	(6,297)	(1,724)	(17,201)

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s plans to launch crypto trading, the plans to apply for regulatory approval in respect of crypto trading and any receipt of such approval, Mogo’s capital allocation strategy, Mogo’s strategic initiatives in respect of its wealth management and the integration of cryptocurrency in respect thereof. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a financial technology company building systems for a more intelligent financial future. Through its wholly-owned subsidiaries, including Carta Worldwide, and its Intelligent Investing platforms, Mogo powers the infrastructure that moves money across businesses and platforms and helps individuals master the art of building wealth through discipline and behavioral edge. Its capital allocation strategy, anchored in Bitcoin and hard assets, reflects a core belief: true value endures when guided by clarity and discipline, not speculation.

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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